UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 9, 2015, Husky Energy Inc. issued a press release relating to an offering of preferred shares made solely in Canada. The press release is attached hereto as Exhibit A.

The preferred shares have not and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”). They are being offered and sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the US Securities Act) and may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. Persons absent registration or an applicable exemption from the registration requirements under the US Securities Act.

The attached press release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by Husky Energy Inc. under the US Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: June 9, 2015		GENERAL COUNSEL & SECRETARY

Exhibit A

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Husky Energy Announces $150 Million Preferred Shared Offering

Calgary, Alberta (June 9, 2015) – Husky Energy has agreed to issue to a syndicate of underwriters led by RBC Capital Markets, BMO Capital Markets and Scotia Capital Inc. for distribution to the public 6,000,000 Cumulative Redeemable Preferred Shares, Series 7 (the “Series 7 Shares”).

The Series 7 Shares will be issued at a price of $25.00 per Series 7 Share, for aggregate gross proceeds of $150 million. Holders of the Series 7 Shares will be entitled to receive a cumulative quarterly fixed dividend yielding 4.60 percent annually for the initial period ending June 30, 2020. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 3.52 percent.

Holders of Series 7 Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 8 (the “Series 8 Shares”), subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. Holders of the Series 8 Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill rate plus 3.52 percent.

Husky has granted the underwriters an option, exercisable in whole or in part prior to closing, to purchase up to an additional 2,000,000 Series 7 Shares at the same offering price. The Series 7 Shares will be offered by way of prospectus supplement to the short form base shelf prospectus of Husky Energy dated February 23, 2015.

The prospectus supplement will be filed with securities regulatory authorities in all provinces of Canada.

The net proceeds of the offering will be used for general corporate purposes which may include, among other things, the partial repayment of bank debt incurred by the Company to further advance its near-term heavy oil thermal projects.

The offering is expected to close on or about June 17, 2015 subject to customary closing conditions and receipt of required regulatory approvals.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the U.S. The Series 7 Shares have not been and will not be registered under the U.S. Securities Act of 1933. The Series 7 Shares are being offered and sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the U.S. Securities Act) and may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. Persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C and HSE.PR.E. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the proposed use of the net proceeds of the offering; and the expected closing date of the offering.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other news releases filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.